EFiled: Jan 27 2005 10:31AM EST Filing ID 5024503

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

Civil Action No. 1052 – N

RONALD ZAPPOLLA,

Plaintiff,

v.

GENENCOR INTERNATIONAL, INC., JEAN-JACQUES BIENAIME, GREGORY O. NELSON, JAMES P. ROGERS, THERESA K. LEE, SOREN BJERRE-NIELSEN, ROBERT H. MAYER, JORGEN ROSENLUND, BRUCE C. COZADD, JOSEPH A. MOLLICA, NORBERT G. RIEDEL, and DANISCO A/S,

Defendants.

CLASS ACTION COMPLAINT

Plaintiff, Ronald Zappolla, alleges the following upon information and belief, except as to allegations specifically pertaining to plaintiff and his counsel, which are based on personal knowledge.

NATURE OF THE ACTION

1. This is a stockholder's class action on behalf of the public stockholders of Genencor International, Inc. ("Genencor" or the "Company") against certain officers/directors of Genencor to seek equitable relief relating to the contemplated sale of control of Genencor. According to public reports, Genencor's Board of Directors and senior management have entered into a merger agreement, pursuant to which Genencor will be acquired by Danisco A/S ("Danisco") (the "Proposed Transaction"), without having engaged in fair and open negotiations with all potential bidders, without having performed an active market check and/or open auction for sale of the Company. The Individual Defendants, as defined below, thereby have acted and are acting contrary to their fiduciary duty to seek to maximize shareholder value.

THE PARTIES

2. At all relevant times plaintiff has been the owner of Genencor common stock.

3. Genencor is a Delaware corporation with its principal executive offices at 925 Page Mill Road, Palo Alto, California 94304.

4. Defendant Danisco A/S ("Danisco") is a corporation organized under the laws of Denmark. According to Genencor's most recent proxy statement as filed with the Securities and Exchange Commission ("SEC") on April 16, 2004, Danisco owns (through its affiliate, A/S PSE 38 nr. 2024) 42.2% or 25 million shares of the outstanding common stock of Genencor. As stated in Genencor's proxy statement, a stockholder agreement requires Genencor "to have a 10-member classified board of directors consisting of...three directors nominated by Danisco A/S."

5. Defendant Jean-Jacques Bienaime ("Bienaime") has been at all relevant times Chairman, Chief Executive Officer and President of Genencor.

6. Defendant Gregory O. Nelson ("Nelson") has been at all relevant times a director of Genencor. He is also Senior Vice President and Chief Technology Officer of Eastman Chemical.

7. Defendant James P. Rogers ("Rogers") has been at all relevant times a director of Genencor. He is also Executive Vice President of Eastman Chemical, where he previously served as Senior Vice President and Chief Financial Officer.

8. Defendant Theresa K. Lee ("Lee") has been at all relevant times a director of Genencor. She is also Senior Vice President, Chief Legal Officer and Corporate Secretary of Eastman Chemical.

9. Defendant Soren Bjerre-Nielsen ("Bjerre-Nielsen") has been at all relevant times a director of Genencor. He is also Executive Vice President, Chief Financial Officer and a Executive Board member of Danisco.

10. Defendant Robert H. Mayer ("Mayer") has been at all relevant times a director of Genencor. He is also Executive Vice President and a Executive Board member of Danisco.

11. Defendant Jorgen Rosenlund ("Rosenlund") has been at all relevant times a director of Genencor. He is also Vice President, Group General Counsel of Danisco.

12. Defendant Bruce C. Cozadd ("Cozadd") has been at all relevant times a director of Genencor.

13. Defendant Joseph A. Mollica ("Mollica") has been at all relevant times a director of Genencor.

14. Defendant Norbert G. Riedel ("Riedel") is at all relevant times a director of Genencor.

15. Defendants Bienaime, Nelson, Rogers, Lee, Bjerre-Nielsen, Mayer, Rosenlund, Cozadd, Mollica and Riedel are referred to collectively herein as the "Individual Defendants."

16. By virtue of their positions as directors and/or officers of Genencor, the Individual Defendants owed and owe Genencor's shareholders fiduciary obligations and were, and are, required to: (a) act in furtherance of the best interests of Genencor's stockholders; (b) maximize stockholder value in a sale of the Company; (c) heed the expressed views of its public shareholders; and (d) refrain from abusing their positions of control.

CLASS ACTION ALLEGATIONS

17. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Court of Chancery, on behalf of all shareholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

18. This action is properly maintainable as a class action.

19. The Class is so numerous that joinder of all members is impracticable. There were in excess of 59 million shares of Genencor common stock outstanding as of December 27, 2004 held by thousands of Genencor stockholders who are members of the Class.

20. There are questions of law and fact which are common to the Class, including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and other members of the Class; and (b) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

21. Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

22. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

23. Genencor is a biotechnology company that develops enzyme products for the industrial, consumer, and agri-processing markets. The Company's enzyme products are designed to break down cellulose, protein and starch, and have wide-ranging applications in fabric care, cleaning, textile processing, grain processing, animal feed and specialties areas.

24. Genencor has enjoyed considerable business successes in recent years, and has significantly invested in research and development to ensure further growth in the future. In its February 13, 2003 press release announcing record revenues for fiscal year 2002, the Company's Chief Financial Officer was quoted as stating, "[i]n what was another challenging year for the economy, we are very pleased to have achieved record product and total revenues for 2002 ... Our solid financial base and positive operating cash flow allow us to continue our investment in research and development." In same press release, Defendant Bienaime was quoted as stating, "[w]e are encouraged by our record revenues achieved this year and what it means for the future growth of our company. Our stable yet growing bioproducts business, coupled with emerging opportunities in areas such as Silicon Biotechnology, biofuels, and health care provide exciting growth potential for Genencor." Similarly, in a February 12, 2004 press release announcing yet another year of record revenues for 2003, the Company's Chief Financial Officer was quoted as stating, "[t]he company demonstrated its financial strength and discipline by ending 2003 with $167 million in cash, even after investing over $200 million in research and development and paying down $56 million in debt over the past three years . . . Genencor continues to provide investors with an attractive investment opportunity in the bright future of industrial and health care biotechnology." Also, on December 9, 2004, Genencor announced that it had signed an exclusive worldwide patent license agreement giving it the right to develop and commercialize two therapeutic product candidates for cancer from the Public Health Service and the National Cancer Institute.

25. Reflecting Genencor's considerable business success and growth, the price per share of the Company's common stock has significantly and consistently increased since early 2003. The price per share of Genencor common stock impressively climbed from as low as $6.74 per share in mid 2002 to reach as high as $16.77 on October 28, 2004.

26. On January 27, 2005, Genencor and Danisco jointly issued a press release, announcing that Genencor and Danisco have entered into a merger agreement under which all outstanding shares of Genencor common stock not already owned by Danisco and Eastman Chemical Company ("Eastman Chemical") are to be acquired by Danisco at a $19.25 per share. According to the press release, Genencor will become wholly owned by Danisco upon the completion of the merger. As part of the merger agreement, Danisco entered into a stock purchase agreement with Eastman Chemical, which owns 42.2% or 25 million shares of the outstanding common stock of Genencor. Pursuant to that agreement, Eastman Chemical will receive $15 per share for its common shares of Genencor common stock and $44 million in cash for all its preferred shares. The Company also announced that a Special Committee of (purportedly) independent directors has been appointed in connection with the Proposed Transaction.

27. The $19.25 in cash that Genencor shareholders would receive for each of its shares of Gcnencor common stock under the merger agreement between Genencor and Danisco presents a premium of merely 23% over Genencor's closing price of $15.54 per share on the day prior to the announcement.

28. The failure of the Individual Defendants to secure an adequate merger price and their failure to act in the best interests of Genencor shareholders are apparent from the terms of the Proposed Transaction. The price offered per share of Genencor common stock is inadequate and unfair to Genencor's shareholders, because it provides for a mere premium of 23% over the contemporaneous trading price of Genencor securities and thereby deprives Genencor stockholders of the true and full value of their shares.

29. By entering into the merger agreement with Danisco, Genencor's board of directors has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the Proposed Transaction were not the result of an auction process or active and adequate market check; they were arrived at without a full and thorough investigation by the Individual Defendants of strategic alternatives; and they are intrinsically unfair and inadequate from the standpoint of Genencor shareholders.

30. The Individual Defendants failed to make an informed decision, as no adequate market check of the Company's value was obtained. In agreeing to the Proposed Transaction, the Individual Defendants failed to properly inform themselves of Genencor's highest transactional value.

31. The Individual Defendants have violated their fiduciary duties owed to the public shareholders of Genencor. The Individual Defendants' agreement to the terms of the Proposed Transaction, its timing, the failure to auction the Company and invite other bidders, and their failure to provide an adequate market check demonstrate a clear breach of fiduciary duties owed to Genencor's public shareholders.

32. The Individual Defendants' fiduciary obligations under these circumstances require them to:

(a) Undertake an appropriate evaluation of Genencor's net worth as a merger/acquisition candidate; and

(b) Actively evaluate the Proposed Transaction and engage in a meaningful and adequate market check and/or auction with third parties in an attempt to obtain the best value for Gcnencor's public shareholders.

33. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to enter into an agreement pursuant to which Genencor will be acquired by Danisco without making the requisite effort to obtain the best transaction available.

34. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Genencor assets and business and will be prevented from benefiting from a value-maximizing transaction.

35. The consideration to be paid to Class members in the proposed merger is unfair and grossly inadequate because, among other things:

(a) The intrinsic value of Genencor is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company's superior products, record revenues, significant growth, and cash flow;

(b) In particular, the defendants timed the Proposed Transaction to deny Class members the opportunity to enjoy the benefits of the Company's recent investment of $200 million in research and development and the $56 million reduction of debt.

(c) The consideration is not the result of an appropriate consideration of the value of Genencor because the Individual Defendants approved the Proposed Transaction without undertaking steps to accurately ascertain Genencor's transactional value through open bidding or at least an adequate market check mechanism; and

(d) The cash consideration Class members would receive pursuant to the Proposed Transaction represents a nominal premium to the prices Genencor's common stock has recently been trading.

36. Defendant Danisco has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants to the detriment of Genencor's public shareholders. Indeed, the proposed merger could not take place without the active participation of Danisco. Furthermore, Danisco is the intended beneficiary of the wrongs complained of and would be unjustly enriched absent the relief sought through this action.

37. Moreover, by virtue of its stock ownership and representation on the Company's Board of Directors, Danisco has information regarding the benefits of 100% ownership of the Company, which information is not available to the Class. Danisco, therefore, is utilizing its knowledge of the Company for its own benefit without regard to the best interests of the Class.

38. By reason of the foregoing, each member of the Class will suffer irreparable injury absent relief obtained in this action.

39. Plaintiff and all other members of the Class have no adequate remedy at law. WHEREFORE, plaintiff demands judgment against defendants as follows:

(i) Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

(ii) Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction;

(iii) In the event that the Proposed Transaction is consummated, rescinding and setting it aside or awarding rescissory damages to the Class;

(iv) Awarding the Class compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the Proposed Transaction;

(v) Awarding plaintiff his costs and disbursements and reasonable allowances for the fees of plaintiffs counsel and experts and reimbursement of expenses; and

(vi) Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.
By: /s/ Carmella P. Keener
Carmella P. Keener, Esquire (DSBA No. 2810)
919 North Market Street
Suite 1401, Citizens Bank Center
Wilmington, Delaware 19899
Telephone: (302) 656-4433
Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
(212) 759-4600